November 28, 2007

United States Securities and Exchange Commission

Kathleen Collins

Kari Jin

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.
File No. 000-30221

Ladies and Gentlemen:

On behalf of Saba Software, Inc. (“Saba” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2007 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2007, filed on August 13, 2007 (the “Annual Report”). The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated in this response letter.

Form 10-K for the Fiscal Year Ended May 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.	Considering the percentage of the Company’s accounts receivable to total assets at May 31, 2007 is approximately 21% and considering this ratio increased to approximately 25% at August 31, 2007, tell us what consideration you gave to including a discussion of the Company’s days sales outstanding in your filing. Please provide us an analysis of your days sales outstanding for each period presented. Also, please address any extended payment terms that will result in a longer collection period for accounts receivable and slower cash inflows from operations as well as any changes in credit collection policies.

We supplementally advise the Staff that the Company’s days sales outstanding (“DSO”) has typically varied between 70 days to 85 days. As of May 31, 2007, 2006 and 2005, the Company’s DSO was 75 days, 80 days and 84 days, respectively. Additionally, as of August 31, 2007, the Company’s DSO was 80 days.

As disclosed in the Risk Factors section (page 12) of the Annual Report, the Company’s license revenue is often heavily concentrated in the third month of each fiscal quarter. Due to the large dollar value of such license agreements this sales pattern has a disproportionate impact the computation of DSO as a large portion of revenue remains outstanding in accounts receivable at the end of the fiscal quarter – even if payment terms are net 30 days. For example, accounts receivable from license revenue as a percent of the total accounts receivable trended similarly to the Company’s DSO as of August 31, 2007, May 31, 2007, May 31, 2006 and May 31, 2005. As a result, the Company does not believe that DSO has been an effective indicator of the Company’s operations or cash flows. Accordingly, although the Company considered including in the Annual Report a discussion of its DSO, we concluded, and respectfully submit to the Staff that it is appropriate, not to include a discussion of the Company’s DSO in the Annual Report.

We also supplementally advise the Staff that the Company grants payment terms up to 90 days with the majority less than 60 days. Accounts receivable with payment terms longer than 60 days represent less than 5% of total accounts receivable at May 31, 2007, 2006 and 2005 and at August 31, 2007. We believe the effect of this on our DSO is immaterial in each period presented. Additionally, we supplementally advise the Staff that the Company has not modified its credit and collections policy.

2	We note from your disclosure on page 57 that you recognize revenue from certain term license arrangements on a straight-line basis over the term of the arrangement. This implies that your term licenses arrangements contain an undelivered PCS element that cannot be separated for recognition purposes. Please clarify whether you classify the PCS revenue earned in these arrangements as license or service revenue and your justification for your presentation. Where there is a lack of VSOE of fair value among the arrangement elements, SOP 97-2 prohibits separation of the total arrangement fee for recognition purposes. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

We supplementally advise the Staff that the Company classifies revenue from these term arrangements as license and PCS revenue using allocations based on VSOE of fair value for PCS on perpetual licenses. We also supplementally advise the Staff that the Company’s revenue from these bundled offerings represent less than 8% of license revenues, less than 2% of PCS revenue and less than 3% of total revenues in any of the three years in the period ended May 31, 2007, and therefore the Company did not include separate revenue and related cost of revenue line items for these bundled arrangements in accordance with Rule 5-03(b)(1) of Regulation S-X.

The Company’s revenue under these arrangements during the years ended May 31, 2007, 2006 and 2005 was as follows:

	Years ended May 31,
(in thousands)	2007	2006	2005
Term arrangements:
Recognized as license revenue	$1,617	$1,686	$819
Recognized as PCS revenue	323	337	163

Total revenue from term arrangements	$1,940	$2,023	$982

Total license revenue	$22,621	$20,528	$13,628

Term license as a percent of license revenue	7%	8%	6%

Total PCS revenue	$31,344	$21,034	$13,534

Term PCS as a percent of PCS revenue	1%	2%	1%

Total revenue	$99,867	$71,147	$42,210

Term arrangements as a percent of total revenue	2%	3%	2%

3.	Similarly, we note that the Company enters into certain arrangements that involve significant customization and implementation or consulting services that are essential to the functionality of the software for which license and services revenues are recognized using the percentage of completion method of accounting. Please tell us where you classify the revenues from these arrangements and your justification for your presentation. As previously noted, absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Although the Company has not entered into or recorded revenue from these types of arrangements during the three years ended May 31, 2007, 2006, and 2005, the Company may enter into arrangements that involve significant customization and implementation or consulting services that are essential to the functionality of the software for which license and services revenues are recognized using the percentage of completion method of accounting. Accordingly, we have included our revenue recognition policy related to such agreements in our Critical Accounting Policies.

4.	We note your disclosure with respect to your policy for establishing VSOE of fair value for each element where you state, the Company limits your assessment of “VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.” Please clarify how you have determined your separate sales of PCS and how your policy complies with paragraphs 10 and 57 of SOP 97-2. In this respect, please tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, tell us how you determined it is appropriate to use a range of prices to establish VSOE. In addition, please describe the process you use to evaluate the various factors that affect VSOE of PCS (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order).

We supplementally advise the Staff that our PCS is priced as a percentage of net license fees. In order to establish VSOE of fair value for PCS, the Company analyzes separate sales of PCS renewal transactions. We are able to isolate this data for analysis as renewal transactions are identified as a unique transaction type by our accounting system. The PCS renewal rate represents the price charged to our customers when the PCS is sold separately, consistent with paragraphs 10 and 57 of SOP 97-2. We establish prices for PCS sales by type of customer (i.e. reseller/partner or end-user), size of the underlying license transaction, and nature of the PCS. The Company considers these meaningful and objective distinctions for the purposes of establishing VSOE of fair value for PCS. Additionally, the Company performs and reviews statistics of the PCS renewal fees on a quarterly basis for both the current quarter and the trailing four quarters, evaluating the percentage of transactions that fall within a reasonably narrow range. The Company has defined a “substantial majority” and a “reasonably narrow range” as the point where approximately 80 percent of the transactions are priced within a range of plus or minus 15 percent from the midpoint of the range. The Company’s assertion that it has established VSOE for its technical support services is supported by statistics which show that its population of PCS transactions that fell within the plus or minus 15 percent range exceeded 80 percent.

5	Your disclosure on page 57 states that you recognize revenue from licenses with a term of less than three years on a straight-line basis over the term of the arrangement. You also state that you recognize revenue from licenses with a term of three years or more on delivery if the other conditions of SOP 97-2 are satisfied. Please clarify your accounting policy for these term license arrangements and provide support for your conclusion. In this regard, tell us if these arrangements. include bundled PCS for either all or a portion of the license term. Further, clarify how you considered the guidance in TPA 5100.53 and 5100.54 when determining that it is appropriate to recognize revenue up-front for arrangements with terms of three years or more.

When determining revenue recognition for the Company’s term license arrangements, we considered the guidance in TPA 5100.53 and TPA 5100.54. According to TPA 5100.53, VSOE of fair value cannot be established for PCS on short term, time-based licenses because for “software licenses with a duration of one year or less, the fair value of the bundled PCS services is not reliably measured by reference to a PCS renewal or rate”. Therefore, the Company recognizes revenue for term license agreements of one year or less over the term of the agreement.

Generally, the Company’s multi-year license arrangements include one year of bundled PCS with an optional PCS renewal rate for the remaining years within the term of the license. For multi-year time-based licenses, TPA 5100.54 provides that if the PCS renewal rate or term is substantive, VSOE of fair value can be established for PCS. Circumstances that indicate that the PCS renewal rate or term is not substantive include:

•

The period of initial (bundled) PCS services is relatively long compared to the term of the software license (for example, four years of initial PCS services in connection with a five-year time-based software license, with a specified PCS renewal rate for the remaining year).

For term licenses of less than three years (generally two year term licenses), the optional support renewal is generally for the same period as the initial (bundled) PCS period, and therefore is not considered substantial.

•	The aggregate PCS renewal term is less than the initial (bundled) PCS period (for example, a 5-year time-based software license with three year bundled PCS and two annual PCS renewals).

For term licenses of less than three years (generally two year term licenses), the Company believes that the aggregate PCS renewal period (generally one year) is equal to the initial (bundled) PCS period and therefore is not considered substantive.

•

A PCS renewal rate that is significantly below the vendor’s normal pricing practices in combination with a time-based software license that is for a relatively short period (for example, a two-year time-based software license that includes initial [bundled] PCS for one year for a total arrangement fee of $1,000,000 and that stipulates a PCS renewal rate for the second year of $25,000 when the vendor’s normal pricing practices suggest higher renewal rates).

We believe that the pricing for PCS on our three year term license arrangements is generally consistent with our normal pricing practices.

Accordingly, for license arrangements with terms of less than three years, the Company has concluded that VSOE of fair value of the PCS element has not been established and revenue for the license fee and initial PCS term is recognized ratably, on a straight-line basis over the initial PCS term. For term license arrangements of three years or more, the Company has concluded that the PCS renewal terms are generally substantive and VSOE of fair value of PCS has been established by reference to the PCS renewal rates as the Company generally only bundles one year of support with the initial license sale resulting in the period of initial (bundled) PCS services being relatively short compared to the term of the software license and the aggregate PCS renewal period being longer then the initial (bundled) PCS renewal period.

The Company recognizes license revenue for these multi-year term license arrangements generally upon delivery of the software, assuming all other conditions of SOP 97-2 are also satisfied and the PCS is recognized ratably over the related term of the support agreement.

6.

We note your disclosure that the Company’s CEO and CFO have “concluded that [your] disclosure controls and procedures were effective as of May 31, 2007 to ensure that information required to be disclosed by [the Company] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

We supplementally advise the Staff that, in addition to concluding “that our disclosure controls and procedures were effective as of May 31, 2007 to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms”, the Company’s CEO and CFO also concluded that the disclosure controls and procedures, as of the end of the period covered by the report, were effective in ensuring that information required to be disclosed in reports that are filed or submitted under the Exchange Act is accumulated and communicated to internal management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

To the extent applicable to future periodic reports, we intend to include appropriate disclosure indicating that our disclosure controls and procedures were effective, under the definition of Rule 13a-15(e), in ensuring that information required to be disclosed in reports that are filed or submitted under the Exchange Act is accumulated and communicated to internal management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions regarding any of the Company’s responses.

Sincerely,

/s/ Michael Martini
Michael Martini
Chief Financial Officer
Saba Software, Inc.